

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 14, 2017

Via Email
Ms. Sherri A. Brillon
Chief Financial Officer
Encana Corporation
Suite 4400, 500 Centre Street S.E.
P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5

> **Re: Encana Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 001-15226**

Dear Ms. Brillon:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Business and Properties, page 6

Proved Undeveloped Reserves, page 18

1.   We note your disclosure stating "there were no material proved undeveloped reserves that had remained undeveloped for five years or more after disclosure as proved undeveloped reserves." Please refer to the guidance associated with Question 131.03 in our Compliance and Disclosure Interpretations (C&DIs), and tell us the specific circumstances that you believe justify the continued disclosure of these proved undeveloped reserves as proved reserves. Please include in your analysis any wells which have been drilled but remain uncompleted where the related undeveloped reserves will not be converted to developed status within five years of initial disclosure as proved undeveloped reserves.

2.   You disclose that you converted 29.7 MMboe of proved undeveloped reserves to developed status during 2016, equating to approximately 11% of the total prior year-end proved undeveloped reserves. In comparison, you disclose 341 MMBoe in total proved undeveloped reserves to be converted to developed status over the next five years. Given that this rate of development, if sustained, would not be sufficient to develop your reserves over the next five years, disclose the reasons for the limited progress made during 2016 and explain whether, and to what extent and in what manner, your plans relating to the conversion of your remaining proved undeveloped reserves have changed to ensure that your reserve estimates adhere to the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X. Please note, disclosure under Item 1203(c) of Regulation S-K should inform readers regarding progress, or lack thereof, and any factors that impacted progress in converting proved undeveloped reserves to developed status.

3.   Your explanation of the changes related to revisions of the previous estimates of proved undeveloped reserves appears to identify a single factor, e.g. lower 12-month average trailing prices. Please expand your disclosure to provide an appropriate narrative explanation and the net quantities relating to each individual factor, including offsetting factors, underlying the changes in your proved undeveloped reserves so that the change in net reserves between periods is fully explained. Your disclosure of revisions in the previous estimates of reserves should identify such factors as changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K. This comment also applies to the disclosure on page 127 regarding revisions of the previous estimates of total proved reserves for each of the periods presented pursuant to the requirements under FASB ASC 932-235-50-5.

Sales Volumes, Prices and Production Costs, page 19

4.   We note your tabular disclosure of production for the periods shown on page 19; however, it does not appear that you have provided disclosure here or elsewhere of the production for each named field and/or individual geological formation that contains 15% or more of your total proved reserves. Please advise or revise your disclosure to comply with the disclosure requirements set forth in Item 1204(a) of Regulation S-K and the definition of a field provided in Rule 4-10(a)(15) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Non-GAAP Measures, page 71

5.   We note you present a non-GAAP measure titled Corporate Margin, defined as Non-GAAP Cash Flow per BOE of production. Tell us why you believe the title of Corporate

Margin is not confusingly similar to a GAAP financial measure titled gross or profit margin. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Consolidated Statement of Earnings, page 78

6.   We note from disclosure in footnote 1 that the revenue line item titled Other includes sublease rentals and interest income. Tell us how you considered whether these items are more akin to operating versus non-operating income. Refer to Item 5-03(b)(7) of Regulation S-X.

Note 27. Supplementary Oil and Gas Information (unaudited), page 125

Proved Oil and Gas Reserves, page 125

7.   We note the changes in the net quantities of proved reserves include the combination of Revisions of previous estimates and Improved recoveries in one line. Tell us how you considered the guidance in FASB ASC 932-235-50-5, which requires that changes resulting from these two factors be shown separately.

Standardized Measure of Discontinued Future Net Cash Flows Related to Proved Oil and Gas Reserves, page 127

8.   Clarify for us why you estimate $0 for future income taxes for the 2016 and 2015 periods.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page 128

9.   We note the combination of "Previously estimated development costs incurred" net of "change in future development costs." If the combined amounts reflect material, offsetting changes, expand your presentation to separately quantify each change or otherwise tell us how you considered the guidance in FASB ASC 932-235-50-35.

Costs Not Subject to Depletion or Amortization, page 131

10. Please expand your disclosure under this heading to address Rule 4-10(c)(7) of Regulation S-X, which requires a description in the notes to the financial statements of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation.

Exhibit 99.2

11. The reserves report relating to the audit of properties located in the United States, filed as Exhibit 99.2, states "Encana's estimates of future revenue do not include any salvage

value for the lease and well equipment or the cost of abandoning the properties." Please tell us if the costs associated with the abandonment of your proved properties, including the costs related to the proved undeveloped locations included in the reserves report, have been omitted as part of the development costs used in the calculation of the standardized measure presented on page 128. If such costs have been omitted, please tell us why a revision in the calculation of the standardized measure is not necessary. In this regard, we not that the disclosure in the reserves report relating to the audit of properties located in Canada, filed as Exhibit 99.3, indicates that such costs are included. Thus, there appears to be an inconsistency in the basis relating to the calculation of the standardized measure.

If you require further clarification, please refer to the guidance provided by the Division of Corporation Finance to companies engaged in oil and gas producing activities in a letter dated February 4, 2004, available on our website at:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources